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[LOGO OF KENETECH]                             KENETECH CORPORATION
                                               500 Sansome Street
                                               San Francisco, CA 94111
                                               TEL: 415-398-3825
                                               FAX: 415-391-7710

                                               Energy That Makes A Difference

                                                               November 6, 2000

Dear Stockholder:

   We are pleased to inform you that on October 25, 2000, KENETECH Corporation entered into an Agreement and Plan of Merger (the "Merger Agreement") with KC Holding Corporation ("Parent"), a Delaware corporation and a wholly-owned subsidiary of ValueAct Capital Partners, L.P., and KC Merger Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Parent. The Merger Agreement provides for the acquisition of KENETECH by Parent.

   Under the terms of the Merger Agreement, Purchaser is commencing a tender offer to purchase all outstanding shares of KENETECH common stock at a price of $1.04 per share, net to tendering stockholders in cash. The tender offer is currently scheduled to expire at 12:00 o'clock midnight, New York time, on December 7, 2000. Mark D. Lerdal, the Chairman of the Board, Chief Executive Officer and President of KENETECH, has agreed with Parent not to tender his shares of KENETECH common stock in the tender offer and to contribute his shares to Parent in exchange for shares of capital stock of Parent. Following the successful completion of the tender offer, Purchaser will be merged into KENETECH and all shares of KENETECH common stock not purchased in the tender offer will be converted into the right to receive in cash the same price per share as paid in the tender offer.

   Upon the recommendation of a special committee of independent, disinterested directors not affiliated with Purchaser or Mr. Lerdal, the KENETECH board of directors (with the exception of Mr. Lerdal, who did not vote with respect to the proposed acquisition) has unanimously approved the Merger Agreement, the tender offer and the merger and has determined that the Merger Agreement, the tender offer and the merger are fair to and in the best interests of holders of KENETECH common stock. Accordingly, the board of directors recommends that you accept the tender offer and tender your KENETECH common stock to Purchaser pursuant to the tender offer.

   In arriving at their recommendations, the special committee and the board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, including, among other things, the opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the effect that, and based upon and subject to the assumptions made, procedures followed, matters considered, and limitations on the review set forth therein and described to the special committee, the consideration to be received in the tender offer and the merger is fair to holders of KENETECH common stock (other than Mr. Lerdal) from a financial point of view, as of the date of such opinion.

   Also accompanying this letter is a copy of Purchaser's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares. These documents set forth the terms and conditions of Purchaser's tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

                                          Very truly yours,

                                          /s/ Dianne P. Urhausen
                                          Dianne P. Urhausen
                                          Vice President and Corporate
                                           Secretary